Filed pursuant to Rule 424(b)(3)
File No. 333-144937

Prospectus Supplement No. 2 Dated September 20, 2007

To Prospectus Dated August 7, 2007

ALLIED NEVADA GOLD CORP.

7,896,000 Shares

Common Stock

This prospectus supplement supplements the Prospectus dated August 7, 2007, as supplemented by Supplement No. 1 dated August 10, 2007 (as so supplemented, the “Prospectus”). The Prospectus relates to the offer and sale from time to time of up to 7,896,000 shares of our common stock, which are held by certain stockholders named in the Prospectus under the section entitled “Selling Stockholders”. The purpose of this prospectus supplement is to provide an update on recent developments regarding plans for Allied Nevada’s Hycroft Mine located near Winnemucca, Nevada. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS AS SUPPLEMENTED BY SUPPLEMENT NO. 1 THERETO DATED AUGUST 10, 2007, TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

On September 13, 2007, we announced that our Board of Directors has approved the reactivation of our Hycroft Mine located near Winnemucca, Nevada. The Hycroft reactivation project involves reopening the Brimstone oxide open pit mine which has been on care and maintenance since 1998. This oxide open pit mine was in production from 1994 until 1998 when the entire Hycroft Mine was closed and put on care and maintenance due to low gold prices.

While in production the Brimstone deposit contributed 175,000 ounces of gold production to the Hycroft total production of approximately 1 million ounces of gold. The Brimstone Mine is expected to produce 375,000 ounces of gold over the next five years. Reflecting the excellent condition of the facilities at Hycroft, the capital cost required to attain this production is expected to be $26 million, of which $21 million is spent on pre-stripping and leach pad construction. Virtually all of the capital funds would be spent in 2008, with a target of achieving production in the fourth quarter of 2008. The critical constraints to achieve the gold production schedule include the timing of reclamation bond approval, the availability of a mining contractor to complete the prestrip, and the availability of a contractor to construct the leach pad. Allied Nevada has scheduled these activities to begin in May 2008, but it is possible that these activities can be completed sooner resulting in an earlier start of gold production. We plan to utilize outside funding sources to provide the necessary capital required to re-open the Hycroft Mine and have begun to review potential financing alternatives for the project. Current cash expenditures for the project are being provided from Allied Nevada’s funds.

To complement this production objective, as previously announced, Allied Nevada has commenced a 90,000 foot exploration drill program designed to upgrade and expand the oxide gold mineralized material which currently stands at 52.7 million tons grading 0.019 ounces per ton. The second and potentially more interesting goal of this drilling program is the evaluation of the underlying sulfide mineralization that is known to exist below both the Brimstone and Crowfoot Lewis open pit mines. Two diamond drill holes drilled in 1996 and earlier intercepted gold mineralized sulfides averaging 0.023 ounces per ton gold and 0.5 ounces per ton silver over intervals exceeding 500 feet in thickness. Our deep drilling program is designed to validate the overall extent of the sulfide system, thereby allowing Allied Nevada to design a detailed drill program in order to define the size, continuity and economic value of the mineralization.

Management of Allied Nevada believes that the Hycroft reactivation project has robust economics and low technical risk, and management anticipates that the project’s cash flow will support the advancement of Allied Nevada’s other Nevada projects. Management expects that the drill program currently underway at Hycroft will increase oxide ore reserves and extend the life of the oxide project. The preparation of the foregoing technical information was supervised by James M. Doyle, Vice President, Technical Services of Allied Nevada. Mr. Doyle is a qualified person under Canadian National Instrument 43-101.

Certain statements in this prospectus supplement, including but not limited to statements regarding plans for reactivation of the Hycroft mine including anticipated scheduling and production estimates, as well as estimated capital and other costs, technical risks associated with the Hycroft reactivation project, timing of reclamation bond approval, the availability of outside contractors including a mining contractor to complete the pre-strip, and availability of a contractor to construct the leach pad, results of exploration drilling programs currently underway at Hycroft, current estimates of gold oxide mineralized material, potential for upgrading and expanding oxide gold mineralized material and extension of life of the oxide project, results of evaluation of underlying sulfide mineralization at Hycroft, future gold prices, availability and timing of capital for financing the planned reactivation of the Hycroft Mine, anticipated cash flows if production is resumed, evaluation of growth potential in Allied Nevada’s exploration portfolio, and other statements that are not historical facts, are forward-looking statements that are based on current expectations. The anticipated timing and cost of reactivation of the Hycroft Mine as well as the expected production from the mine are based on the following assumptions: Capital cost estimates are based on current cost estimates (July 2007) of construction and mining costs. These estimates were developed by independent consultants. Production estimates are based upon the actual gold recovery achieved on Brimstone ores. Ore tonnage estimates and gold grades are per the mine plans and production schedules developed by an independent consultant. Although Allied Nevada management has reviewed the details and key assumptions of all third-party work and believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, risks relating to Allied Nevada’s status as a newly formed independent company and its lack of operating history; risks that Allied Nevada’s acquisition, exploration and property advancement efforts will not be successful; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning estimates of mineralized material; availability of outside contractors including a mining contractor to complete the pre-strip, and availability of a contractor to construct the leach pad; availability and timing of capital for financing the planned reactivation of the Hycroft Mine including uncertainty of being able to raise capital on favorable terms or at all; competition in the mining industry for personnel, capital and other requirements; and uncertainties relating to obtaining approvals and permits from environmental regulatory authorities including timing of required reclamation bond approval; as well as those factors discussed in Allied Nevada’s latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed with the Securities and Exchange Commission. Please see “Forward-Looking Statements” in the Prospectus.